Filed by Telecom Italia S.p.A.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Telecom Italia S.p.A.

Commission File Number: 001-13882

IMPORTANT INFORMATION:

In connection with the proposed transaction, Telecom Italia expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to shareholders.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

PRESS RELEASE

Proposal to convert saving shares into ordinary shares

Calling of the extraordinary shareholders’ meeting 15 December 2015 and of the special meeting of the holders of saving shares 17 December 2015

Milan, 5 November 2015

The Board of Directors of Telecom Italia S.p.A. (“Telecom Italia” or the “Company”) resolved today to submit for approval to Company’s  shareholders’ meeting  a proposal for voluntary and mandatory conversion of the Company’s saving shares into ordinary shares, which will provide for both:

-        granting a right to the holders of savings shares to convert their savings shares into the Company’s ordinary shares, receiving 1 ordinary share in exchange for (i) 1 savings share held plus (ii) a cash payment of Euro 9.5 cents for each savings share (the “Voluntary Conversion”); and

Telecom Italia S.p.A. – Sede legale: Via G. Negri 1, 20123 Milano C.F./Partita IVA ed iscrizione al registro imprese di Milano: 00488410010 Capitale Sociale  € 10.740.236.908,50 interamente versato                                                             Casella PEC: telecomitalia@pec.telecomitalia.it

-        mandatory conversion of the saving shares which were not tendered as part of the Voluntary Conversion into ordinary shares at a conversion ratio equal to 0.87 ordinary share for each saving share held, without reduction of the share capital (the “Mandatory Conversion” and, together with the Optional Conversion, the “Conversion”).

It is expected that the Conversion will become effective before the distribution of the 2015 dividends, circumstance that has been taken into consideration in the determination of the cash payment of the Voluntary Conversion and the conversion ratio of the Mandatory Conversion. Therefore, for the year 2015 the savings shares will not be entitled to benefit from their current bylaws privileges.

The aforementioned values include the implicit premiums as shown in the following table.

	Optional Conversion	Mandatory Conversion
Conversion ratio	1.00	0.87
Cash payment per share	0.095 €	-
Price per saving share on 4 November 2015	0.9995	0.9995
Implied premium on price on 4 November 2015	12.2%	5.8%
Average price in the month preceding 4 November 2015	0.9246	0.9246
Implied premium on the average price in the month preceding 4 November 2015	10.8%	5.3%
Average price in the three months preceding 4 November 2015	0.9284	0.9284
Implied premium on 3-month average price	10.5%	5.0%
Average price in the six months preceding 4 November 2015	0.9241	0.9241
Implied premium on 6-month average price	12.7%	7.0%

The implied premium, defined with the advisors Citi and Equita (appointed also with the favourable opinion of the independent directors), for those holders of saving shares that participate in the Voluntary Conversion will be higher than that provided  in the Mandatory Conversion in order to incentivise savings shareholders to increase their investment in the Company.

The Conversion is aimed at: (i) simplifying the capital structure of the Company; and (ii) increasing the free float and improving the liquidity of the ordinary shares. In addition, proceeds from payments by savings

Italia S.p.A. – Sede legale: Via G. Negri 1, 20123 Milano C.F./Partita IVA ed iscrizione al registro imprese di Milano: 00488410010 Capitale Sociale  € 10.740.236.908,50 interamente versato                                                             Casella PEC: telecomitalia@pec.telecomitalia.it

shareholders that participate in the Voluntary Conversion will inter alia strengthen the Company’s equity structure and will be used to cover the innovative investments’ plan of the Company for both fixed and mobile networks.

***

The Voluntary Conversion and the Mandatory Conversion are subject, inter alia, to the approval of the proposed Mandatory Conversion at the special meeting of the holders of saving shares (the “Special Meeting”), in accordance with Article 146, paragraph 1 lett. b) of the Legislative Decree No. 58/1998.

The savings shareholders who will not contribute to adopting the relevant resolution will have the right to withdraw. For this purpose, the settlement value of the savings shares subject to withdrawal is equal to Euro 0.9241 per share and was determined by the Board of Directors pursuant to the criteria set forth by the Italian Civil Code (the arithmetic mean of the closing prices of the savings shares in the six months before the date of publication of the notice of the Special Meeting).

The aggregate settlement value of the savings shares for which the right of withdrawal may be exercised by the holders of savings shares may not exceed Euro 100,000,000 (one hundred million), without prejudice for the results of the Voluntary Conversion.

The condition above may be withdrawn since it is exclusively for the benefit of Company, which may consequently decide to waive it.

Should the withdrawal rights be exercised more than the above threshold, without the Company waiving such condition, all the saving shares duly transferred pursuant to the Voluntary Conversion shall be converted.

The offer will be made to all shareholders, including shareholders located in the United States.

The Voluntary Conversion will be carried out pursuant to an offering document drafted in Italian and to be previously approved by the Consob (the Italian Supervision Authority).

In the United States, the Company will file a Tender Offer Statement on Schedule TO containing the circular to shareholders and other related documentation with the SEC.

The timetable for the Conversion will be set out in accordance with the relevant Italian and US applicable law provisions and with the approval time requested for the authorisation by the relevant supervisory authorities.

Upon finalisation of the Mandatory Conversion, the savings shares will be delisted from the Mercato Telematico Azionario organised and managed by Borsa Italiana S.p.A..

***

In light of the above, the Board of Directors has convened the extraordinary shareholders’ meeting, on single call, on 15 December  2015, at the auditorium of Rozzano (Milan) in order to resolve upon the following item:

-        Conversion of the saving shares into ordinary shares: (i) granting to the holders of saving shares the right to receive one ordinary share in exchange for each saving share held plus a cash payment; and (ii) the mandatory conversion of the saving shares not so exchanged at the end of the period for the exercise of the optional conversion referred to in point (i) into ordinary shares. Amendments of articles 5, 6, 14, 18 and 20 of the Company’s bylaws. Relevant and related resolutions.

Further, the Board of Directors convened the Special Meeting, on single call, on 17 December, 2015, at the auditorium of Rozzano (Milan) in order to resolve upon the upon the following item:

-        Conversion of the saving shares into ordinary shares: (i) granting to the holders of saving shares the right to receive on ordinary share in exchange for each saving share held plus a cash payment; and (ii) the mandatory conversion of the saving shares not so exchanged at the end of the period for the exercise of the optional conversion referred to in point (i) into ordinary shares. Approval of the mandatory conversion of the saving shares into ordinary shares pursuant to Article 146, paragraph 1, lett. b) of the Legislative Decree No. 58/1998. Amendments of articles 5, 6, 14, 18 and 20 of the Company’s bylaws. Relevant and related resolutions.

***

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed.

Telecom Italia

Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Italia S.p.A. – Sede legale: Via G. Negri 1, 20123 Milano C.F./Partita IVA ed iscrizione al registro imprese di Milano: 00488410010 Capitale Sociale  € 10.740.236.908,50 interamente versato                                                             Casella PEC: telecomitalia@pec.telecomitalia.it